UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Or

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number 001-15153

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

BLOCKBUSTER INVESTMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BLOCKBUSTER INC.

1201 Elm Street

Dallas, Texas, 75270

BLOCKBUSTER INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Page
Financial Statements:

Report of Independent Accountants	2

Statements of net assets available for benefits at December 31, 2002 and December 31, 2001	3

Statement of changes in net assets available for benefits for the year ended December 31, 2002	4

Notes to financial statements	5

Supplemental Schedules*:

Schedule H, Line 4i: Schedule of assets (held at end of year) at December 31, 2002	13

Schedule H, Line 4j: Schedule of reportable transactions for the year ended December 31, 2002	14

*Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as a amended, have been omitted because they are not applicable or required.

Signatures	15

Exhibits:

Exhibit 23.1	Consent of Independent Accountants

Exhibit 99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and

Administrator of the

Blockbuster Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Blockbuster Investment Plan (the “Plan”) at December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year at December 31, 2002, and reportable transactions for the year ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

June 20, 2003

BLOCKBUSTER INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
Assets:	2002	2001
Investments, at fair value:
Registered investment companies	$24,615,482	$26,080,888
Collective investment trusts	7,043,536	5,879,007
Viacom Inc. Class A Common Stock	80,084	95,265
Viacom Inc. Class B Common Stock	14,215,036	16,307,059
Blockbuster Inc. Class A Common Stock	6,673,979	9,010,698
Loans to participants	3,102,929	2,815,931
Preferred Stock	—	541

Total investments	55,731,046	60,189,389

Cash and cash equivalents	1,171	1,314

Receivables:
Investment income	6,410	9,692
Contributions:
Employee	306,471	274,691
Employer	161,808	142,331

Total assets	56,206,906	60,617,417

Liabilities:
Plan expenses payable	—	1,976

Net assets available for benefits	$56,206,906	$60,615,441

The accompanying notes are an integral part of these financial statements.

BLOCKBUSTER INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2002
Additions to net assets attributed to:
Contributions:
Employee	$9,309,879
Employer	4,465,663
Rollovers, net	555,930

Investment income	799,494

Total additions	15,130,966

Deductions to net assets attributed to:

Participants’ benefits paid	(5,956,167)
Plan expenses	(18,324)
Net depreciation in fair value of investments	(13,565,010)

Total deductions	(19,539,501)

Net decrease	(4,408,535)

Net assets available for benefits, beginning of period	60,615,441

Net assets available for benefits, end of period	$56,206,906

The accompanying notes are an integral part of these financial statements.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1—PLAN DESCRIPTION

The following is a brief description of the Blockbuster Investment Plan (the “Plan”) and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan is a defined contribution 401(k) plan, which was adopted on February 8, 1999 and became effective on May 1, 1999. The Plan is offered on a voluntary basis to all eligible full-time and part-time employees of Blockbuster Inc. (the “Company” or “Blockbuster”) and its participating subsidiaries. The Company is a majority owned subsidiary of Viacom Inc. (“Viacom”).

Eligibility

Full-time employees are generally eligible to participate in the Plan on the first day of the month in which they have both (i) reached age 21 and (ii) completed one year of eligibility service. Eligibility service is generally based on the number of days for which a full-time employee is given service credit. Part-time employees are generally eligible to participate in the Plan on the first day of the month following the month in which they have both (i) reached age 21 and (ii) completed one year of eligibility service, with eligibility service generally being defined as a consecutive twelve month period in which a part-time employee works at least 1,000 hours. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered by a committee (the “Retirement Committee”) appointed by the Board of Directors of the Company. Although the Company anticipates that the Plan will continue indefinitely, it reserves the right to amend the Plan at any time through action of the Retirement Committee and to terminate the Plan at any time through action of its Board of Directors, provided that such action is in accordance with applicable law.

Investment and Participant Accounts

Putnam Fiduciary Trust Company (the “Trustee”) is the trustee and custodian of Plan assets.

Plan participants have the option of investing their contributions or existing account balances among the following:

Growth

Putnam S&P 500 Index Fund

Putnam Investors Fund

Putnam Voyager Fund

EuroPacific Growth Fund

Viacom Class B Stock Fund

Blockbuster Stock Fund

Growth and Income

The George Putnam Fund of Boston

The Putnam Fund for Growth and Income

Income

Putnam Income Fund

Capital Preservation

Putnam Stable Value Fund

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(continued)

Each of the funds, except for the EuroPacific Growth Fund, the Viacom Class B Stock Fund, the Viacom Class A Stock Fund (not a current investment option) and the Blockbuster Stock Fund, are managed by either Putnam Management Company, Inc. or the Trustee. Each of the funds, except for the EuroPacific Growth Fund, are identified as parties-in-interest.

Through March 24, 2002, investment elections were required to be in multiples of 5%. Effective March 25, 2002, the Plan was amended to provide that such elections may be in multiples of 1%. The Plan is intended to meet the requirements of ERISA Section 404(c). Thus, to the extent participants exercise control over the investment of contributions in accordance with the requirements of Section 404(c), neither the Plan nor any other Plan fiduciary will be responsible for any losses that may occur as a result of the participant’s investment decisions.

Prior to July 1, 2000, employer matching contributions under the Plan were automatically invested in the Viacom Class B Stock Fund. Since July 1, 2000, employer matching contributions are automatically invested in the Blockbuster Stock Fund, which is invested solely in shares of Blockbuster Class A Common Stock. Until March 25, 2002, these contributions could not be transferred to any other investment fund offered under the Plan. Effective March 25, 2002, the Plan was amended to permit participants to transfer employer matching contributions originally invested in the Blockbuster or Viacom stock funds into any other investment fund offered by the Plan.

Contributions

Through December 31, 2000, the Plan permitted participants to contribute up to 15% of annual compensation (as defined under the Plan) on a before-tax, after-tax or combination basis subject to Code limitations. Effective January 1, 2001, the Plan was amended to provide that participants could no longer make after-tax contributions and to modify the formula for Company matching contributions. These changes were implemented so that the Plan could satisfy the requirements of a “safe harbor” plan exempt from the average deferral percentage discrimination testing requirements of Code Section 401(k). The Plan provides that the employer’s matching contribution is equal to (i) 100% of the first 3% of annual compensation contributed and 50% of the next 2% of annual compensation contributed if the participant is not a “highly compensated employee,” as determined under the Code rules; or (ii) 50% of the first 5% of annual compensation contributed if the participant is a “highly compensated employee.” For the 2002 Plan year, any employee whose prior year’s earnings (as defined under the Plan) exceeded $90,000 was a highly compensated employee for Plan purposes. Pursuant to Code limits, total compensation considered under the Plan for purposes of determining contribution limits could not exceed $200,000 for 2002 and $170,000 for 2001.

An employee is permitted to rollover into the Plan at any time part or all of the employee’s eligible distributions from other tax-qualified savings plans, including profit-sharing plans, pension plans and certain individual retirement arrangements.

The Code limits the amount of annual participant contributions that can be made on a before-tax basis; the limit was $11,000 for 2002 and $10,500 for 2001. The Code also contains an annual limit on aggregate participant and employer contributions to defined contribution plans maintained by the Company and certain related entities, which (i) for 2002 was equal to the lesser of $40,000 or 100% of earnings (as defined under the Plan) and (ii) for 2001 was equal to the lesser of $35,000 or 25% of earnings.

Effective January 1, 2003, all Participants who have attained age 50 before the close of the calendar year will be able to make catch-up contributions. These contributions will not be treated as Matchable Contributions (as defined under the Plan) and can be made if the eligible participants make the maximum contribution permitted under the Plan for a Plan year. The limit for catch-up contributions is $2,000 in 2003.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(continued)

Loans to Participants

Participants are eligible to receive loans based on their account balances. The maximum loan available to a participant is the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. Loans are secured by the participant’s remaining account balance. The interest rate on participant loans is established on the first day of the calendar quarter at a rate of 1% above the annual prime commercial rate, and a participant can only have one loan outstanding at any time. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest are specifically identified in the respective participants’ accounts and allocated in accordance with their current investment elections.

Vesting

All employer contributions are 100% vested at the time of contribution. Through December 31, 2000, subject to certain exceptions, the employer’s matching contributions vested at 20% per year of vesting service, and became fully vested after five years of vesting service. If participants terminated employment prior to being vested in their employer matching contributions and received a distribution of the vested portion of their account, the non-vested portion of their account was forfeited and used to pay administrative expenses and to fund future employer matching contributions; provided that re-employed participants could request that forfeited amounts be restored to their accounts under certain circumstances. Participants with vested account balances exceeding $5,000 who did not receive a distribution of the vested portion of their account after termination of employment forfeited the non-vested portion after incurring a five year break-in-service (calculated in accordance with the Plan), with forfeited amounts being used as discussed above. Effective January 1, 2001, all active participants on January 1, 2001 became fully vested in any employer contributions made previously to their account. Participants whose employment terminated prior to January 1, 2001 continued to be subject to the forfeiture provisions in place prior to January 1, 2001. Employer matching contributions of $40,389 for the year ended December 31, 2002 were forfeited in connection with these provisions. During 2002, this amount was used to offset employer contributions and administrative expenses.

Payment of Benefits Upon Termination of Employment or Disability

Subject to certain Code limitations, participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70½ unless they are still employed.

Withdrawals During Employment

Participants in the Plan who are still actively employed may elect to withdraw part or all of their after-tax and rollover contributions. Upon attainment of age 59½, participants may also elect to withdraw all or part of their before-tax contributions and matching contributions, and earnings thereon.

Participants who are not age 59½ but have been in the Plan or the Viacom Investment Plan, currently known as the Viacom 401(k) Plan (the “VIP”), at least five years may elect to withdraw up to 100% of their employer matching contributions contributed prior to January 1, 2001, and earnings thereon. Participants who have not been in the Plan or the VIP at least five years may elect to withdraw up to 100% of their employer matching contributions contributed prior to January 1, 2001 that were remitted at least two years previously.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(continued)

Through December 31, 2000, a participant could obtain a hardship withdrawal of the vested portion of his or her employer matching contributions and before-tax contributions, irrespective of age, provided that the requirements for hardship were met. Effective January 1, 2001, a participant may not obtain any withdrawal of employer matching contributions contributed after December 31, 2000, including for hardship, until the participant reaches age 59½. Participants can still obtain hardship withdrawals of any before-tax contributions, irrespective of age.

With the exception of hardship withdrawals, participants are limited to one withdrawal in any calendar year. There is no restriction on the number of hardship withdrawals permitted.

Termination Priorities

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Plan Expenses

The Company pays for expenses incurred in connection with the administration of the Plan, to the extent not covered by forfeitures.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition

Short-term money market obligations are carried at cost, which approximates fair value due to the short-term maturity of these investments. Viacom Class A Common Stock and Class B Common Stock, Blockbuster Class A Common Stock, and the Preferred Stock are reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies and the Putnam S&P 500 Index Fund are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. The Putnam Stable Value Fund invests primarily in investment contracts, including guaranteed and security-backed investment contracts, and is reported at the book value, or cost plus accrued interest, of the underlying investment contracts. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, 2002 and 2001. The loans outstanding at December 31, 2002 carry interest rates ranging from 5.25% to 10.5%. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Security Transactions

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the related statement of changes in net assets available for benefits.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(continued)

NOTE 3—INVESTMENTS

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

	At December 31,
	2002		2001
	Units	Net Assets	Units	Net Assets
Viacom Inc. Class B Common Stock	348,750	$14,215,036	369,356	$16,307,059
Blockbuster Inc. Class A Common Stock	544,815	$6,673,979	357,567	$9,010,698
Putnam Voyager Fund	507,357	$6,621,011	443,617	$7,883,070
Putnam Investors Fund	559,743	$4,987,314	498,407	$5,811,429
The Putnam Fund for Growth and Income	320,257	$4,534,837	274,341	$4,872,303
Putnam Stable Value Fund	4,354,823	$4,354,823	3,564,975	$3,564,975
EuroPacific Growth Fund	136,949	$3,145,723	118,377	$3,180,796

During the year ended December 31, 2002, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated), as follows:

Registered Investment Companies:
Putnam Voyager Fund	$(2,270,629)
The Putnam Fund for Growth and Income	(1,071,348)
EuroPacific Growth Fund	(498,865)
The George Putnam Fund of Boston	(324,879)
Putnam Investors Fund	(1,409,625)
Putnam Income Fund	69,935

(5,505,411)

Collective Investment Trusts:
Putnam S&P 500 Index Fund	(636,056)
Putnam Stable Value Fund	—

(636,056)

Other Investments:
Viacom Inc. Class A Common Stock	(6,798)
Viacom Inc. Class B Common Stock	(1,165,675)
Blockbuster Inc. Class A Common Stock	(6,250,888)
Preferred Stock	(182)

(7,423,543)

Net depreciation	$(13,565,010)

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(continued)

NOTE 4—NONPARTICIPANT-DIRECTED INVESTMENTS

Prior to July 1, 2000, employer matching contributions under the Plan were automatically invested in the Viacom Class B Stock Fund. Since July 1, 2000, employer matching contributions are automatically invested in the Blockbuster Stock Fund, which is invested solely in shares of Blockbuster Class A Common Stock. Until March 25, 2002, these contributions could not be transferred to any other investment fund offered under the Plan. Effective March 25, 2002, the Plan was amended to permit participants to transfer employer matching contributions originally invested in the Blockbuster or Viacom stock funds into any other investment fund offered by the Plan.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	At December 31,
Net Assets:	2002	2001
Viacom Inc. Class A Common Stock	$5,042	$4,738
Viacom Inc. Class B Common Stock	$7,946,488	$9,731,588
Blockbuster Inc. Class A Common Stock	$5,708,534	$8,201,391

Year Ended December 31, 2002
Changes in Net Assets:
Contributions	$4,465,663
Net depreciation	(6,233,027)
Benefits paid to participants	(1,676,283)
Transfers to participant-directed investments	(809,546)
Loans and other	(24,460)

$(4,277,653)

NOTE 5—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2002	2001
Net assets available for benefits per the financial statements	$56,206,906	$60,615,441
Amounts allocated to withdrawing participants	(20,652)	(24,799)

Net assets available for benefits per the Form 5500	$56,186,254	$60,590,642

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2002:

Benefits paid to participants per the financial statements	$5,956,167
Add: Amounts allocated to withdrawing participants at December 31, 2002	20,652
Less: Amounts allocated to withdrawing participants at December 31, 2001	(24,799)

Benefits paid to participants per the Form 5500	$5,952,020

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but are not paid as of that date.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(continued)

NOTE 6—INCOME TAX STATUS

The Company has filed an application for an initial favorable determination letter from the IRS with respect to the qualified status of the Plan under Section 401(a) of the Code. That application is pending. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

BLOCKBUSTER INVESTMENT PLAN

SCHEDULE H, line 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2002

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Unit/ Principal Amount/Shares/ Maturity and Interest Rates	(d) Cost	(e) Current Value

	Registered Investment Companies:
*	Putnam Voyager Fund	507,357	$10,491,726	$6,621,011
*	The Putnam Fund for Growth and Income	320,257	5,997,884	4,534,837
	EuroPacific Growth Fund	136,949	3,954,301	3,145,723
*	The George Putnam Fund of Boston	184,674	3,158,539	2,738,711
*	Putnam Investors Fund	559,743	7,029,302	4,987,314
*	Putnam Income Fund	385,102	2,564,081	2,587,886

	Collective Investment Trusts:
*	Putnam S&P 500 Index Fund	124,247	3,381,744	2,688,713
*	Putnam Stable Value Fund	4,354,823	4,354,823	4,354,823

	Other Investments:
*	Viacom Inc. Class A Common Stock	1,962	30,225	80,084
*	Viacom Inc. Class B Common Stock	348,750	10,758,087	14,215,036
*	Blockbuster Inc. Class A Common Stock	544,815	9,723,188	6,673,979

*	Loans to participants	Various maturities and interest rates ranging from 5.25% to 10.5%	—	3,102,929

	Total investments		$61,443,900	$55,731,046

*	Identified as a party-in-interest to the Plan.

BLOCKBUSTER INVESTMENT PLAN

SCHEDULE H, line 4j

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expenses Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Single Transactions

None

Series Transactions:

Blockbuster Inc. Class A Common Stock	199,597 Units	$4,461,845	n/a	n/a	n/a	$4,461,845	$4,461,845	n/a

The above transactions and series of transactions are in excess of 5% of the fair value of the Plan’s assets at December 31, 2001, as defined in section 2520.103-6 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

All of the above are parties-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

BLOCKBUSTER INVESTMENT PLAN

Date: June 26, 2003	By:	/s/ Barbara Mickowski
Barbara Mickowski Member of the Retirement Committee

INDEX TO EXHIBITS

23.1	Consent of Independent Accountants

99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002